Contact

www.linkedin.com/in/01111
(LinkedIn)

Top Skills

Venture Capital
Creative Strategy
Software Project Management

Languages

Spanish
English

Honors-Awards

Inventor of the Year
Forbes 'Best Of the Web'
Various Webbies
Innovation Judge
Wired 'Fetish' Product

Patents

Television time management
software
Control Unit that Manages the Usage
of Electrical Devices

Brian Baker

CEO / Agency Executive: bringing disruptive technologies to life for
outstanding brands.
Boulder, Colorado, United States

Summary

20+ years of experience in digital and consumer-tech innovation,
strategy and design.

Digital (software/mobile/web) and consumer-tech products available
worldwide.

UX / Design Thinking thought leader/international speaker.

Innovation judge for CES.
Multiple award-winner in digital design.
Multiple award-winner in consumer electronics design.

_____

Experience

Driven Technologies (Boulder, CO)
Chief Executive Officer
September 2022 - Present (1 year)
Boulder, Colorado, United States

Driven Technologies is building a premier drive-system for e-bikes. I'm in
charge of the company full time.

Our drive system is the marriage of high-tech electronics and cutting edge
mechanical engineering. Seven (!) patents protect our work in the e-bike/
mobility space.

If you've still got derailleur and a chain on your e-bike, well, that's so 1990's!
We use a differential gearset to drive the wheel with better efficiency, longer
battery range, almost zero maintenance and higher torque. Hitting the market
in the summer of 2023.

Open to connections in the e-bike space!

Rebel Consultants
Managing Partner
2009 - Present (14 years)
Boulder, CO and San Francisco, CA

Our work touches 90% of Americans daily in Television-UI's, eCommerce, Automotive, Headphones, Online News, CRM and Enterprise software, and even toys.

Write to us at:
hello@rebelconsultants.com

DaVinci Institute (speaker bureau)
International Speaker and (during Covid) Executive Coaching on Innovation
May 2010 - Present (13 years 4 months)
Worldwide

Speaking on strategy/innovation, limited engagements.
Past keynotes: Ball Aerospace, Wharton, University of Colorado, Leeds/Atlas/ Engineering, University of Haifa, Hong Kong Trade Development Council, Oracle, Mechanic's Institute, JP Morgan Chase, Etc.

Small Planet
Principal, Product Design and Manufacturing
June 2008 - June 2017 (9 years 1 month)
Boulder, CO

Long partnerships with trusted Asian manufacturers allows Small Planet West to provide volume manufacturing services to companies who feel deeply about social welfare and environmental stewardship.

(Small Planet was properly incorporated into Rebel in June of 2015)

Hopscotch
President/CEO
March 2005 - March 2008 (3 years 1 month)
Boulder, CO

Mr. Baker led this consumer electronics startup from ideation to exit, managing all aspects of capital raising, design, logistics, manufacturing, marketing, distribution, sales, and customer support.

The 'Bob' product enjoyed great commercial success at big box retail, Amazon, and through direct sales. 'Best in Show' award from the Consumer Electronics Show (Las Vegas).

Mr. Baker exited the company after securing international licensing and accepting a term sheet for the company's purchase.

BB Consulting
Senior Partner, Chief Experience Officer
January 1995 - December 2004 (10 years)
San Francisco Bay Area

Mr. Baker helped to build and manage this UI/UX Design Agency in San Francisco during the dot-com.

Web/product 'firsts' attributed to 'BB' San Francisco:
- In-browser video (for Netscape)
- Worldwide bluetooth adoption (Sony)
- One page checkout (Asimba)
- Online coaching/fitness tool (Nike)
- 'Build your own Car' (Toyota)
- 400,000+ SKU ecommerce (Michaels)
- Automated news algorithm (Reuters)
- Cloud merchandising (Levi's)
- International ECommerce (Ikea)
- Global CRM across brands (Gap Inc.)
- Helped invent, and then evangelize, the term 'User Experience Design' (UX).
- etc.

Education

Boston University
BA/BA, Economics/Political Science

University of London, Queen Mary College
Credits transferred to Boston University, Economics / Political Science

San Francisco Art Institute
Continuing Education, Fine/Studio Arts, General